September 19, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
MabVax Therapeutics Holdings, Inc.

Registration Statement on Form S-1

Filed November 20, 2018

File No. 333- 228497

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MabVax Therapeutics Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-1 (File No. 333- 228497) together with all exhibits and amendments thereto, which was filed on November 20, 2018 (the “Registration Statement”).

The Company is withdrawing the registration statement because the Company has elected not to proceed with the offering. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

MabVax Therapeutics Holdings, Inc.

By: /s/ J. David Hansen
J. David Hansen
Chairman of the Board

11535 Sorrento Valley Road, Suite 400, San Diego, CA 92121